SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      Report for the Month of November, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update



                                Xenova Group plc


                  Xenova Announces Publication of New Research
                  Into Method of Action of XR5944 (MLN944) at
                            AACR-NCI-EORTC Conference



Slough, UK, 19 November, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announces the publication of four abstracts relating to new research into the mechanism of action of its novel cytotoxic agent XR5944 (MLN944) at the meeting of the annual AACR-NCI-EORTC International Conference held in Boston 17-21 November 2003. This research supports the conclusion that XR5944 is a novel DNA/RNA targeting agent and that its mechanism of action is distinct from current cytotoxic agents. XR5944 is currently in Phase I clinical development in patients with advanced solid tumours.



Preclinical studies have shown XR5944 to be a highly active and potent cytotoxic agent. XR5944 was previously thought to exert its cytotoxic action by dual inhibition of topoisomerases I and II. However, evidence now suggests that XR5944 has a different mechanism of action. For example, it has been shown that XR5944 maintains its cytotoxicity in yeast cells deficient in topoisomerases (Fleming et al; Proceedings of the 94th AACR 2003). Moreover, XR5944 arrests human tumour cell lines in both the G1 and G2 phases of the cell cycle, in contrast to topoisomerase inhibitors which arrest at the S/G2 phase (Freathy et al; Proceedings of the 94th AACR 2003). Although not active against topoisomerases, recent biochemical studies suggest that the anti-tumour activity of XR5944 does involve nucleic acid binding and intercalation into DNA (Sappal et al. Mol Cancer Therapeutics in press).



The new studies reported in Boston have further investigated the mechanism of action of XR5944. Blackman et al reported yeast functional genomics studies with XR5944 suggesting a pattern indicative of alterations in cellular RNA synthesis and metabolism. Pulse labelling experiments confirmed inhibition of cellular RNA synthesis which appeared to result from inhibition of RNA polymerases I and II.



Byers et al reported studies on the effect of XR5944 on RNA polymerase II. They tested XR5944 for its ability to inhibit the kinase activity of positive transcription elongation factor b (P-TEFb). XR5944 did not inhibit the kinase activity of P-TEFb in vitro; however treatment of cells with XR5944 caused a shift in the large predominantly inactive form of P-TEFb to the small active form. They propose that the increased sensitivity of cancer cells to XR5944 is through modifications in their P-TEFb environment.



Yang et al have reported results of NMR structural binding studies which suggest XR5944 bis-intercalates and binds through the major groove of DNA. Sappal et al measured the primary effects of XR5944 treatment on DNA, RNA and protein synthesis in human tumour cell lines. By measuring the incorporation of radiolabeled precursors after short-term exposure to XR5944, the data showed inhibition of RNA synthesis at concentrations consistent with growth inhibition. A modest reduction in DNA synthesis was also observed at higher XR5944 concentrations. These results are consistent with a mechanism of action for XR5944 that involves DNA binding and inhibition of RNA synthesis.



Commenting on this new research David Oxlade, Chief Executive of Xenova, said, " We are delighted with the progress made in elucidating the mechanism by which XR5944 achieves its highly potent cancer cell killing effect and we look forward to further developments that will clearly differentiate XR5944 from other drugs being developed to improve the treatment of cancer patients."



                                    - ends -



Contacts:


UK:                                       US:
Xenova Group plc                          Trout Group/BMC Communications
Tel: +44 (0)1753 706600                   Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer   Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director     Daniel Budwick (Ext 14)
                                          Investors: Jonathan Fassberg (Ext 16)
                                          Lee Stern (Ext 22)
Jon Davies, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors


Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.


About XR5944


In preclinical studies XR5944 has demonstrated highly potent cytotoxic activity, both in vitro and in vivo, against a number of human tumour models. In human tumour xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumours without concomitant weight loss indicating excellent efficacy with minimal toxicity. XR5944 entered Phase I clinical trials in July 2003.



Millennium licensed XR5944 from Xenova Group plc in December 2001 as part of a larger collaboration including two other compounds XR11576 (MLN576) and XR11612 (MLN612). Millennium is currently funding Xenova to implement development activities associated with the programme to the completion of Phase II clinical trials, at which time Millennium has the right to assume development responsibility in North America. Xenova retains commercialisation and development responsibility for the rest of the world.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk


For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)


                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*

Date: 19 November 2003